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                              May 13, 2021

       Bo Tan
       Chief Executive Officer
       Summit Healthcare Acquisition Corp.
       Unit 1101, 11th Floor
       1 Lyndhurst Tower, 1 Lyndhurst Terrace
       Central, Hong Kong

                                                        Re: Summit Healthcare
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 3, 2021
                                                            File No. 333-255722

       Dear Mr. Tan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary
       Redemption rights for public shareholders upon the completion of our initial business combination, page 24

   1.                                                   We reissue comment 1.
As it appears from the added disclosure at the bottom of page 41 that you are able to
extend the period of time to complete the initial business combination, please revise the
summary to state that fact. Also revise the summary to clarify how the time may be extended
and whether shareholders may redeem their chares in connection with any proposal to
extend the time period.
 Bo Tan
FirstName  LastNameBo Tan Corp.
Summit Healthcare Acquisition
Comapany
May        NameSummit Healthcare Acquisition Corp.
     13, 2021
May 13,
Page 2 2021 Page 2
FirstName LastName
Risk Factors
Risks Relating to Our Securities, page 52

2. We note the revised disclosure in your exclusive forum risk factor on page 62, which states, "Our amended and restated memorandum of association will provide that derivative actions do not include claims under the Securities Act of 1933, as amended or the
         Exchange Act 1934, as amended, and that claims under such laws must be brought in the federal courts of the United States of America." On page 153, you add that "any shareholder will be deemed to have consented to such jurisdiction." As actions brought under the Securities Act and the Exchange Act are often derivative claims, this language is confusing. If you mean that the exclusive forum provisions will not apply to actions arising under the Securities Act or Exchange Act, revise to so state, and please also ensure that the exclusive forum provision in the governing document states this clearly.
Since our sponsor, our officers and directors will lose their entire investment in us if our initial business combination is not completed, page 68

3. We note disclosure here and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination.
         Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur.
         For example, since your sponsor acquired a 20% stake for approximately $0.004 per share and the offering is for $10.00 per share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses.
         Please revise your disclosure accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Franklin Wyman at (202) 551-3660 or Kate Tillan at (202) 551-3604 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Ben James